
06017825



FOSTER'S
GROUP


SEC MAIL
PROCESSING
RECEIVED
OCT 2 7 2006
WASH., D.C.
210
SECTION

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Presentation to Bond Holders"

Released: 11 October 2006

Pages: 12
(including this page)



FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 10/30

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S
GROUP

11 October 2006

FOSTER'S 2006 RESULT BOND HOLDER CONFERENCE CALL

The attached presentation on Foster's Group's full year results will be given by teleconference from New York today to corporate bond holders.

A copy of the presentation will be available from the Foster's Group website at www.fostersgroup.com.

Further information:

Media
Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

Investors
Ian Betts
Tel: +61 3 9633 2685
Mob: 0400 532 466

Net Profit After Tax

FOSTER'S GROUP
Inspiring Global Enjoyment

Continuing Business Net Profit Before Significant Items



A$m
900
800
700
600
500
400
300
200
100
0
540
(17)
298
12
(162)
(28)
1
(21)
623
FY05 Net Profit
Hedge Profit
Divisional EBIT
Corporate
Interest
Tax
OEI
Amortisation & SGARA After Tax
FY06 Net Profit

EBIT – Continuing Business

FOSTER'S GROUP
Inspiring Global Enjoyment

	Reported			Pro Forma (1)	
	FY06 $m	FY05 $m	Change %	FY05 $m	Change %
CUB	670	573	17.0	573	17.0
Wine Trade	431	237	81.8	329	31.1
Clubs & Services	39	44	(10.7)	44	(10.7)
FBI	38	43	(11.7)	43	(11.7)
Corporate	[illegible]9)	(71)	17.7	(71)	17.7
Total	1,119	826	35.6	917	22.0

All numbers are before significant items.

1. Assumes Southcorp acquisition completed 30 June 2004 and excludes one off items reported by Southcorp, and currency hedge benefits reported by Southcorp and Foster's Group in FY05.

Significant Items (before tax)


FOSTER'S
GROUP

		FY06 $m	FY05 $m	Total $m
Southcorp Integration & Restructuring	Cash	(84)	(53)	(137)
	Non-cash	(18)	(27)	(45)
	Total integration and restructuring	(102)	(80)	(182)
Other Items	Gain on sale of International Beer Assets	713	-	
	Clubs & Services	(86)	-	
	Other	-	(4)	
	Total Significant Items	525	(84)	

Cash Flows – Continuing Business


FOSTER'S
GROUP

		FY06 $m	FY05 $m	Change %
Operating Cash Flow pre Interest & Tax	Reported OCFPIT[1]	1,277.4	817.7	56.2
	Add: Southcorp integration	92.2	1.4	
	Southcorp hedge book receipts	(57.9)	-	
	Other significant items	13.0	82.3	
	Discontinued operations	-	26.4	
	Dividends received	(0.1)	(2.9)	
	Continuing business OCFPIT, before significants	1,324.6	924.9	43.2
Cash Conversion	CUB	down	1.3pts	98.3%
	Wine Trade	up	31.0pts	103.6%
	Foster's Group	up	9.6pts	102.7%

1. Includes significant items, discontinued businesses and dividends received.

Debt Profile


FOSTER'S
GROUP

A$m		FY06 A$m	FY05 A$m
Bank	Syndicated	529	1,402
	Bilaterals / other	173	368
	Subtotal	**702**	**1,770**
Bonds	US 144A	2,798	2,806
	A$ MTN	473	450
	Subtotal	**3,271**	**3,256**
	Total Gross Debt	**3,973**	**5,026**


FOSTER'S
GROUP

Pete Scott

Chief Financial Officer


CASCADE
SALTRAM
CARLTON DRAUGHT
COUGAR
PURE BLOND
MID
GABBIANO
BERINGER
VB
SEPPELT
LINDEMANS

Outlook

FOSTER'S GROUP

Inspiring Global Enjoyment

- Beer revenue growth, challenging wine environment
- Retail consolidation
- Margin expansion as supply benefits are realised

- Domestic supply/demand balance
- Increasing investment in sales capability, brands and NPD
- Margin expansion as supply benefits are realised

pe
East
a

- Benefits from improved UK retailer relationships
- Continental Europe growing strongly
- Margin expansion as supply benefits are realised

Financial KPI's

FOSTER'S GROUP

Inspiring Global Enjoyment



Group
Wine Trade

10% pa normalised EPS growth	✓
Returns @ premium to WACC	✓
EBITDA cash flow conversion in excess of 90%	✓
Gearing to target 65-75% range by FY08	✓
Net debt to below $3b by FY09	✓
Group EBIT margins exceeding 20%	✓
Wine returns to cost of capital by FY08	✓
Wine EBIT margins reach 25% by FY07	✓
Southcorp synergy realisation	✓



FOSTER'S
GROUP

Bond holder call – Full year results
New York, 11 October 2006


CASCADE
SALTRAM
CARLTON DRAUGHT
COUGAR
PURE BLOND
CARLTON MID
BERINGER
VB